Exhibit 99.1

Mecox Lane Announces ADS Ratio Change

SHANGHAI, January 21, 2013— Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories, announced today that the ratio for its American Depositary Shares (“ADSs”) representing ordinary shares of the Company (“Shares”) will change from one (1) ADS representing seven (7) Shares to one (1) ADS representing thirty-five (35) Shares (the “ratio change”). Mecox Lane’s ADSs will continue to be traded on the NASDAQ Global Select Market under the symbol “MCOX”.

Pursuant to the Ratio Change, the record holders of the Company’s ADSs as of  February 1, 2013 will be entitled to receive one (1) new ADS, each representing thirty-five (35) Shares, in exchange for every five (5) ADSs held by them. No new Shares will be issued in connection with the ratio change. ADS holders will be required to surrender their certificates to JPMorgan Chase Bank N.A., as depositary, on a mandatory basis in order to exchange them for new ADSs. JPMorgan Chase Bank N.A. will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs.

As a result of this ratio change, the ADS price is expected to automatically increase proportionally. For example, assuming a price per ADS of $0.59, representing the market price of the ADSs as of January 18, 2013, upon completion of the ratio change, the price per ADS would be $2.95. The Company can give no assurance, however, that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

The Company believes that the ratio change is in the best interests of its shareholders as it will assist the Company in meeting its continued listing requirements of NASDAQ.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

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